August 12, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: TRIPLE-S MANAGEMENT CORP
Form 10-K for fiscal year December 31, 2020
Filed February 26, 2021
File No. 001-33865

Ladies and Gentlemen:

We are writing this letter in response to the comment letter dated July 29, 2021, from the Staff (the “Staff”) of the United States Securities and Exchange Commission relating to the above-referenced periodic filing of Triple-S Management Corporation (the “Company”). For ease of reference, we have included below the comment highlighted in bold type followed by our response.

Notes to Consolidated Financial Statements
Note 11. Claims Liabilities and Claim Adjustment Expenses, page 38

1.
We note that the Managed Care segment’s claims incurred related to prior period insured events as presented in the table on page 38 do not appear to reconcile to the amount presented in the table on page 41. Please tell us, and revise your future filings to clarify, why there are differences.

The $33.7 million balance presented in the Company’s disclosure on page 38 of the Managed Care segment’s claims incurred related to prior-period insured events includes the development experienced during the year ended December 31, 2020, related to claims incurred for all periods prior to January 1, 2020. The balances presented on page 41 include only the development experienced during the year ended December 31, 2020, related to claims incurred during the period from January 1, 2019, through December 31, 2019. Thus, the balances disclosed in these two tables do not reconcile as one is presenting the development in 2020 of all prior-period insured events and the second table is only presenting the development in 2020 of claims incurred in 2019.

Out of the $33.7 million presented as prior-period insured events in the Managed Care segment (page 38), $12.5 million relates to claims incurred during the period of January 1, 2019 through December 31, 2019 (disclosed on page 41) and $22.7 million relates to claims incurred during the period of January 1, 2018 through December 31, 2018. The remaining balance of $1.5 million relates to favorable development on claims incurred prior to January 1, 2018.

In accordance with the disclosure guidance codified in Accounting Standards Codification 944-40-50-4B, the annual tabular disclosure of information about claims development by accident year should present information for the number of years for which claims incurred typically remain outstanding.  When adopting this guidance and still today, we have concluded that two years, including the most recent reporting period presented, is the period for which incurred claims typically remain outstanding. This conclusion was based on data from 2016 when the standard was adopted, that demonstrated on average, about 93% of claims are paid within three months after the last day of the month in which they were incurred and about 4% are paid within the next three months, for a total of 97% paid within six months after the last day of the month in which they were incurred. The Company’s payment trends have remained consistent since adoption.  We have reviewed disclosures of other registrants in the industry, and our application of the disclosure requirement appears consistent with others who are also presenting two years of claims incurred data and also have similar differences to those noted in the Staff’s comment.

In future filings, we will include a statement clarifying that the Company has experienced development of claims incurred prior to the two years presented in the disclosure.

If you have any comments please do not hesitate to contact me at (787) 749-4949 Ext 8322430.

Sincerely,

/s/ Victor J. Haddock-Morales
Victor J. Haddock-Morales
Executive Vice President and
Chief Financial Officer
Triple-S Management Corporation